[STMicroelectronics letterhead]

July 31, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	STMicroelectronics N.V.
Form 20-F for the fiscal year ended December 31, 2008 (the “20-F”)
Filed May 13, 2009
File No. 1-13546

Dear Mr. Vaughn:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated July 16, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Ferro, the Company’s Executive Vice President and Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter.  The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Item 5.  Operating and Financial Review and Prospects, page 59

2008 vs. 2007, page 78

Operating loss, page 81

1.
We note your presentation of the non-GAAP measure “operating result, pro forma.”  In order to fully comply with the guidance in Item 10(e) of Regulation S-K and the guidance in our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, please revise your disclosure in future filings to provide a detailed discussion the following items:

July 31, 2009

•	the economic substance behind management’s decision to use the non-GAAP measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please provide us with a sample of the proposed revised disclosure to be included in future filings.

Response:

The Company believes that this non-GAAP financial measure provides useful information for investors and management because it measures the Company’s capacity to generate profitability from its business operations, excluding the effect of acquisitions and divestitures and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its ongoing operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s ongoing operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

As indicated in the Company’s response to paragraph 2 below, the Company does not currently anticipate that it will provide this non-GAAP financial measure in future filings.  If the Company elects to include such a non-GAAP financial measure in a future filing, the Company confirms that it will do so in compliance with the guidance cited in the Comment Letter and in particular provide a detailed discussion of the items set forth above.

2.
As a related matter, please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  In this regard, we note that you eliminate “impairment and restructuring charges” in the calculation of your non-GAAP measure.  However, we note that you have incurred impairment and restructuring charges in each of the last three years.  Further, in your narrative discussion of the non-GAAP measure,

July 31, 2009

you refer to these charges as “one-time.”  Please explain to us how your presentation of this non-GAAP financial measure complies with this guidance.

Response:

The Company respectfully notes the Staff’s comment.  The Company does not consider the impairment and restructuring charges incurred in the year ended December 31, 2008 to be recurring charges as the large majority of such charges related to specific and distinct transactions or programs of a non-recurring nature.  As is detailed on pages F-61 to F-66 of the 20-F, of the total of $481 million of impairment and restructuring charges incurred in the year ended December 31, 2008:

•
$216 million was incurred as an additional impairment charge at the closing of the disposal by the Company of assets of its Flash Memories Group (the “FMG Disposal”).  Although $1,106 million of impairment and restructuring charges were incurred in 2007 upon signing the agreement for the FMG Disposal, these charges related to the same one-time and exceptional disposal and there is no expectation that any further charges will recur in connection with the FMG Disposal.

•
$164 million was incurred as a result of the closure of wafer fabrication plants (“FABs”) as part of the Company’s ongoing 2007 restructuring initiatives.  Although $73 million of impairment and restructuring charges were incurred in 2007 in connection with the 2007 restructuring initiatives, these charges relate to the same restructuring initiatives as the closing of a FAB can require several years, especially in certain non-US countries where the Company operates.

•	$69 million was incurred in connection with the Company’s 2008 restructuring initiative.

In addition, approximately $32 million of various impairment and restructuring charges incurred in the year ended December 31, 2008 were eliminated in the calculation of this non-GAAP financial measure as the Company believed that the presentation of the Company’s operating results net of all similar impairment and restructuring charges would be useful information for investors for the reasons stated below.

Although charges relating to certain of the above items, such as certain intangible impairment and restructuring charges, have also been incurred in previous years, the most significant charges relate to specific programs of a one-off nature.  In addition, the Company continues to believe that this non-GAAP financial measure provides useful information for investors and management because it measures the Company’s capacity to generate profitability from its

July 31, 2009

business operations, excluding the effects of acquisitions and divestitures and the expenses related to the rationalizing of our activities and sites, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s ongoing operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

The Company has never previously included this non-GAAP financial measure in its 20-F filings and it did so for the year ended December 31, 2008 as a result of the occurrence of several significant and highly variable items included in its operating results for the years ended December 31, 2008 and 2007.  The Company believes that to have done otherwise would have presented the reader with difficulties in comparing the Company’s results between these periods and with prior periods.  The Company does not presently anticipate the occurrence of similarly significant items and accordingly does not currently anticipate that it would include these non-GAAP adjusted operating results in future filings.  In the event that the Company deems it appropriate to include this non-GAAP financial measure in future filings, the Company confirms that it would do so in compliance with the guidance cited in the Comment Letter.

3.
We note that you refer to your non-GAAP information as “pro forma” results.  The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.  Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Response:

The Company respectfully notes the Staff’s comment and confirms that it will omit such pro forma terminology when referring to non-GAAP information, to the extent included in future filings.

Note 3 — Business Combinations, page F-29

4.
We note portions of your purchase price allocations are based on third party independent appraisals.  Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with your purchase price allocations.  While in future filings management may elect to take full responsibility for the valuation, if you elect to continue to refer to the independent valuation firm, you may be required to name the independent valuation firm in future filings and include a consent from the independent valuation firm as an exhibit to any future registration statement.  Refer to Compliance and Disclosure Interpretation 141.02 available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

July 31, 2009

Response:

The Company respectfully notes the Staff’s comment and confirms to the Staff that the Company may engage third parties from time to time to assist in the preparation of the Company’s valuations and purchase price allocations.  In such cases, the Company makes the purchase price allocation decisions itself and consequently takes full responsibility for such valuations and purchase price allocations.  In other instances, the Company may engage a third party to prepare valuations and purchase price allocations and would attribute those valuations and purchase price allocations to such third party.  In such cases, the Company will comply with the requirements of Securities Act Rule 436 with respect to such statements in connection with future Securities Act registration statements.

With respect to the purchase price allocations disclosed in the 20-F, the Company obtained third party independent appraisals to assist the Company in making the Company’s purchase price allocation decisions.  The Company confirms to the Staff that the Company takes full responsibility for these purchase price allocation decisions and proposes to revise its future filings to clarify that these purchase price allocations are attributable to the Company.

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 31, 2009

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Ferro

Carlo Ferro Executive Vice President and Chief Financial Officer, STMicroelectronics N.V.

cc:	Eric Atallah
Staff Accountant, Securities and Exchange Commission

Martin James
Senior Assistant Chief Accountant, Securities and Exchange Commission

Robert Treuhold
Shearman & Sterling LLP

Travis Randolph
PricewaterhouseCoopers SA